DXI Energy Receives New C$100k Investment
Capital for Woodrush Drill Program

VANCOUVER, BRITISH COLUMBIA, November 14, 2017 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, today announced, subject to review by the appropriate regulatory authorities, that it has received subscription for 1,333,333 shares at C$0.075 per share. Funds will be applied to the ongoing drill program at Woodrush targeting new oil production, oil reserve expansion and to prudent balance sheet management.

“We are pleased to receive increasing investor interest in our Woodrush oil project in Fort St. John. The Peace River district has been a premium destination target for conventional oil production in B.C. since the 1950’s, with more than 330 Halfway oil wells achieving over 500,000 BO/d production, each.

Our 99% owned and operated property, encompasses 14,000 acres with C$12 million of in-place infrastructure and possesses significant Halfway reservoir expansion potential based on the reinterpretation of proprietary 3D seismic data and now the merge of that data with over 26 sq. mi. of additional licensed 3D and 2D data.

The DXI development team is working diligently to capture and contract project cost efficiencies to maximize netbacks in our NE British Columbia unit and systematically build upon our legacy production, that has exceeded 675,000 barrels of oil over the last decade,” states Robert L. Hodgkinson, Chairman & CEO.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (12,224 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations-New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com